Exhibit 99.1

Press Release

Descartes Acquires Sellercloud
Adds Inventory Management and Order Management Capabilities to Descartes’ Ecommerce Suite

WATERLOO, Ontario and ATLANTA, Georgia, October 14, 2024 -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Sellercloud, a leading provider of omnichannel ecommerce solutions.

Based in the US, Sellercloud supports small and mid-market retailers, distributors, wholesalers, and manufacturers with multi-channel ecommerce operations. Sellercloud’s Inventory Management Solutions and Order Management Solutions (IMS/OMS) help customers synchronize, plan and manage inventory levels across multiple sales channels. In addition, Sellercloud helps product sellers orchestrate the fulfillment process from routing orders to the right warehouse to enabling warehouse staff to better manage order picking, packing, shipping, and returns.

“Our integrated ecommerce solutions are designed to help product sellers through all phases of their growth, from a single product startup to a global multi-channel enterprise,” said Mikel Richardson, General Manager of ecommerce at Descartes. “Sellercloud expands our product suite with advanced inventory and order management capabilities that our customers have been asking for. When combined with Descartes’ existing ecommerce shipping, fulfilment and warehouse management solutions, we believe the result is a truly differentiated offering to manage the full lifecycle of domestic and cross-border ecommerce shipments.”

“We continue to listen to our customers for key areas of investment in our Global Logistics Network,” said Edward J. Ryan, Descartes’ CEO. “Sellercloud directly complements our ecommerce investments in XPS, ShipRush, pixi, and Peoplevox, and we’re excited to welcome the Sellercloud employees, customers and partners into the Descartes family.”

Sellercloud is headquartered in New Jersey. Descartes acquired Sellercloud for up-front consideration of approximately US $110 million satisfied from cash on hand, plus additional potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is US $20 million, based on the combined business achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2026 and fiscal 2027.

About Descartes Systems Group
Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Sellercloud and its solution offerings; the potential to provide customers with omnichannel ecommerce solutions including inventory management and order management solutions; other potential benefits derived from the acquisition and Sellercloud’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Sellercloud business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved